Exhibit 99.1

October 10, 2013	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT  PANTHER  SILVER  ACHIEVES  SEVERAL  PRODUCTION  RECORDS  IN  THIRD
QUARTER  2013

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") today reports third quarter ("Q3") production results at its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

Third Quarter 2013 Operations Highlights (Compared to Third Quarter 2012)

•	Ore processed was up 32% to 76,898 tonnes, the highest quarterly throughput the Company has achieved;
•	Metal production increased 33% to a record of 789,250 silver equivalent ounces (“Ag eq oz”), at a 60:1 silver:gold ratio;
•	Silver production rose 24% to a record 459,924 silver ounces (“Ag oz”);
•	A new high for quarterly gold production was achieved, at 4,695 gold ounces (“Au oz”), a 56% increase; and,
•	Environmental Impact Assessment Permit received (subsequent to quarter end) for San Ignacio.

“We are pleased to report new records for total metal production and for each of our two mines for the third quarter of 2013, in addition to record production for silver and gold,” stated Robert Archer, President and CEO.  “With year-to-date production totaling 2,076,963 silver equivalent ounces, we expect to exceed our production guidance for the year.  Our continued focus on grade control and operational efficiencies is having a meaningful, positive impact on production volumes while reducing unit costs.  In light of lower metal prices, the Company has concentrated on reducing site costs and improving operating efficiencies, and has also focused capital expenditure and development programs on those with the greatest return on investment.”

“The Rayas Shaft rehabilitation at the Guanajuato Mine Complex is almost complete and the shaft is expected to resume operations in October.  This will reduce transportation times of personnel to their work places and further improve operational efficiencies.  Subsequent to the end of the quarter we received the final permit required for the development of our San Ignacio mine.  Production from San Ignacio will commence in early 2014 and is expected to have a significant and positive impact on the Guanajuato operations.”

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Consolidated Q3 Operations Summary	Q3 2013	Q3 2012	Change	Q3 2013	Q2 2013	Change
Ore processed (tonnes milled)	76,898	58,307	32%	76,898	67,569	14%
Silver equivalent ounce production 1	789,250	592,586	33%	789,250	680,212	16%
Silver ounce production	459,924	371,857	24%	459,924	396,730	16%
Gold ounce production	4,695	3,015	56%	4,695	3,994	18%
Lead production (tonnes)	300	226	33%	300	243	24%
Zinc production (tonnes)	411	369	11%	411	411	0%
Total underground development (m)	3,610	3,925	(8)%	3,610	4,044	(11)%
Underground diamond drilling (m)	11,638	8,134	43%	11,638	6,907	68%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

Guanajuato Mine Complex

For the third quarter, the Guanajuato operation processed 60,536 tonnes, up 38% compared to the same period in 2012, at ore grades of 166 grams/tonne (“g/t”) Ag and 2.54g/t Au.  Metal production included 289,671 Ag oz, and 4,531 Au oz, or 561,544 Ag eq oz, which represented an increase of 36% over the same period in 2012 and the highest quarterly production yet.  Plant metallurgical performance remained strong, with metal recoveries of 89.4% for silver and 91.8% for gold.

Guanajuato Q3 Operations Summary	Q3 2013	Q3 2012	Change	Q3 2013	Q2 2013	Change
Ore processed (tonnes milled)	60,536	43,714	38%	60,536	52,917	14%
Silver equivalent ounce production 1	561,544	411,959	36%	561,544	466,925	20%
Silver ounce production	289,671	239,992	21%	289,671	236,454	23%
Gold ounce production	4,531	2,866	58%	4,531	3,841	18%

Ag grade (g/t)	166	188	(11)%	166	159	5%
Au grade (g/t)	2.54	2.22	14%	2.54	2.47	3%
Ag recovery (%)	89.4%	90.9%	(2)%	89.4%	87.2%	3%
Au recovery (%)	91.8%	91.9%	0%	91.8%	91.5%	0%
Total underground development (m)	1,811	1,466	23%	1,811	1,790	1%
Underground diamond drilling (m)	11,020	7,485	47%	11,020	6,426	71%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

Metal production at Guanajuato came primarily from the Cata and Santa Margarita mines and there was noticeable improvement in terms of production and grades from the Los Pozos and Guanajuatito mines.  The slight improvement in grades over the previous quarter is due to mining in areas where mineralized structures merge into each other, reducing the dimension of production headings and stopes and leading to more selective mining, higher efficiencies and reduced dilution.  Gold grades remain strong due to the steady production from the gold-rich Santa Margarita vein.

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Underground development at Guanajuato consisted of 1,811 metres, up 23% compared to the same period in 2012.  The development program for the quarter concentrated on expanding core production levels and developing new stopes to increase production and improve ore grades.  In addition, the ventilation system has been upgraded by driving new ventilation raises and improving the fresh air circulation in all working areas, resulting in better health and safety conditions and higher operational efficiencies.

For the quarter, diamond drilling totaled 11,020 metres, up 47% compared to the same period in 2012.  The increase in diamond drilling is primarily due to an exploration program completed at the Guanajuatito mine, with the goal of upgrading the mineral resources between the 245 and 390 metre levels and targeting a development plan during the fourth quarter.

Exploration drilling at the Cata mine further defined silver-gold mineralization between the 465 and 545 metre levels.  Significant intercepts were recorded on the Veta Madre, Contact vein and hanging wall (Alto) veins, in particular demonstrating the continuity of mineralization on the newly identified Alto 4 vein.  In addition, the overall drilling program defined the south-east orientation of silver-gold mineralization to depth, becoming a potential area for exploration in the near future.  Exploration drilling at Santa Margarita was focused on defining Veta Madre and Santa Margarita veins between the 300 and 454 metre levels, returning positive intersections.

A thorough assessment of the Cata shaft, the main production shaft, is being conducted in order to ensure a safe skipping operation.  Any maintenance activities at Cata shaft will have a minor impact on productivity as they will be harmonized with ongoing operations.

The Cata processing plant was upgraded with the installation of a new filter press, new ball mill liners, and improvements to the thickener tank.  As a result, concentrate quality has been improved and electricity consumption has been reduced.  The construction of the 13th dyke lift at the Guanajuato tailings dam was completed and certified and survey reference points were installed over various dykes to monitor the stability of the tailings dam.

Topia Mine

For the third quarter, 16,362 tonnes were processed at Topia, up 12% compared to the same period in 2012, at grades of 358g/t Ag, 0.55g/t Au, 1.96% lead (“Pb”) and 2.73% zinc (“Zn”).  Metal production included 170,254 Ag oz, 164 Au oz, 300 Pb tonnes, and 411 Zn tonnes, to a record 227,706 Ag eq oz, which is 26% up over the same period in 2012.  Plant metallurgical performance was steady with metal recoveries of 90.4% for silver, 56.4% for gold, 93.5% for lead, and 91.8% for zinc.

Topia Q3 Operations Summary	Q3 2013	Q3 2012	Change	Q3 2013	Q2 2013	Change
Ore processed (tonnes milled)	16,362	14,593	12%	16,362	14,652	12%
Silver equivalent ounce production 1	227,706	180,627	26%	227,706	213,287	7%
Silver ounce production	170,254	131,865	29%	170,254	160,276	6%
Gold ounce production	164	149	10%	164	153	7%
Lead production (tonnes)	300	226	33%	300	243	24%
Zinc production (tonnes)	411	369	11%	411	411	0%

Ag grade (g/t)	358	316	13%	358	376	(5)%
Au grade (g/t)	0.55	0.55	1%	0.55	0.57	(3)%
Ag recovery (%)	90.4%	89.0%	2%	90.4%	90.6%	0%
Au recovery (%)	56.4%	57.8%	(2)%	56.4%	57.0%	(1)%
Total underground development (m)	1,799	2,459	(27)%	1,799	2,254	(20)%
Underground diamond drilling (m)	619	649	(5)%	619	481	29%

1 Silver equivalent ounces for 2013 were established in November 2012 using prices of US$28 per oz, US$1,680 per oz (60:1 ratio), US$0.85 per lb and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.  For consistency, these prices will be used for the balance of 2013.

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Metal production for the quarter was principally derived from the Durangueno mine and increased production at the Argentina mine, followed by production from the El Rosario, 1522 and Hormiguera mines.  Silver grades were up 13% compared to the same period in 2012, however, grades were lower than anticipated for the quarter due to the irregularity of ore vein formations, resulting in higher dilution.

Underground development at Topia in the quarter was down 27%, to 1,799 metres, compared to the same period in 2012 due to a focus on production and grade control at the 1522, San Gregorio, La Prieta, Argentina and Durangueno mines.  Exploration drilling at Topia totaled 619 metres, down 5% compared to the same period in 2012.

The processing plant is being upgraded by the installation of a new cone crusher and extensive metallurgical tests are being carried out to improve recoveries.  In addition, the metallurgical investigation laboratory was reconditioned and upgraded equipment was installed.

San Ignacio Project

On October 8, subsequent to quarter end, the Company announced that it had received the Environmental Impact Assessment Permit for San Ignacio.  The EIA permit allows for the initiation of site preparation and underground development.  The construction of a two-kilometre road has commenced to provide access to the new portal for ramp and mine development.  Production is anticipated to commence in early 2014.  See “Great Panther Silver Receives Final Permit for San Ignacio” for further details.

El Horcon Project

An internal resource estimate and preliminary economic assessment were prepared in the third quarter based upon the 2,156 metre, 24 hole surface drill program completed during the second quarter.  The drill program tested 650 metres of strike length on the Diamantillo vein and various splays and nearby parallel structures and veins.  The Company is considering the results in light of current metal prices in order to decide whether to proceed with the project at this time.

Outlook

With Year-to-date production totaling 2,076,963 silver equivalent ounces, the Company expects to exceed its guidance of 2.4 to 2.5 million silver equivalent ounces for fiscal 2013.

Although precious metals prices recovered slightly in the third quarter from their lows at the end of June, the Company continues to focus on improving and strengthening the operational efficiency of its mines.  As a result of these efforts, cash costs are expected to be significantly lower in the second half of the year, as compared to the first half.

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Road construction and site preparation are underway at San Ignacio and will set the stage for ramp and mine development that will continue into the first quarter of 2014.  Production from San Ignacio, commencing at about 100 tonnes per day and increasing to about 250 by the end of 2014, will be trucked to and processed at the Company’s Cata plant at the main Guanajuato Mine Complex, 22 kilometres away.  The ability to increase throughput at Guanajuato with no further capital expenditures at the plant, will have an immediate and positive impact on cash costs.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Topia and Guanajuato. Great Panther is also in the process of developing its San Ignacio Project and has two exploration projects, El Horcon and Santa Rosa.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & Chief Executive Officer 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Information Form for the year ended December 31, 2012 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com, and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.